Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
October 31, 2005
Page 6

                       Magnitude Information Systems, Inc.
                               401 State Route 24
                            Chester, New Jersey 07930

                                October 20, 2005

                              FOR THE EXCLUSIVE USE
                 OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA EDGAR AND OVERNIGHT DELIVERY
Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20005

Attention: Kathleen Collins, Accounting Branch Chief

                  RE: Magnitude Information Systems, Inc. (the "Company") Form 10-KSB for the Fiscal Year Ended
                        December 31, 2004
                        Filed March 30, 2005
                        File No. 000-32485

Dear Ms. Collins:

      The undersigned, including the Chief Executive Officer and the Chief Financial Officer, comprising the executive officers of the Company, and all of the four (4) directors of the Company, hereby acknowledge to the Commission their respective obligations in connection with Amendment No. 1 to the Company's Form 10-KSB for the fiscal year ended December 31, 2004 and Amendments No. 1 to the Company's Forms 10-QSB for the quarters ended March 31, 2005 and June 30, 2005 (collectively, the "Filing"), filed with the Commission via Edgar on or about October 21, 2005, which include that:

            o the Company is responsible for the adequacy and accuracy of the disclosures in the Filing;

            o Staff comments or changes to disclosures in the Filing and the Company's responses to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

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Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
October 31, 2005
Page 7

            o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        MAGNITUDE INFORMATION SYSTEMS, INC.

                                        By:
                                            ------------------------------------
                                            Steven D. Rudnik, President, Chief
                                            Executive Officer and Director

                                        By:
                                            ------------------------------------
                                            Joerg H. Klaube, Chief Financial
                                            Officer

                                        By:
                                            ------------------------------------
                                            Steven Gray, Director

                                        By: /s/ Ivano Angelastri
                                            ------------------------------------
                                            Ivano Angelastri, Director

                                        By:
                                            ------------------------------------
                                            Joseph J. Tomasek, Director